 **Maybank**

Our file ref. : GSS/M201

Date : 26 April 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	25 April 2006	Change in Boardroom



06012991

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Company Secretary

Enc.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -2 A 10:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MNMG\RE\shida mbbboard\adr.ms

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23

Change in Boardroom
Reference No **MB-060424-64683**

Company Name	:	MALAYAN BANKING BERHAD
Stock Name	:	MAYBANK
Date Announced	:	25/04/2006

Date of change	:	**30/06/2006**
Type of change	:	**Resignation**
Designation	:	**Director**
Directorate	:	**Executive**
Name	:	**Md Agil Mohd Natt**
Age	:	**54**
Nationality	:	**Malaysian**
Qualifications	:	**B.Sc Econ (Hons), Master of Science in Finance and Advanced Management Programme (Harvard)**
Working experience and occupation	:	**Joined the Maybank Group in 1995 as Senior General Manager, Maybank. From year 2000 to 3.9.2004, he was the CEO and Director of Aseambankers Malaysia Berhad. Appointed as an Executive Director and a Deputy President of Maybank on 4.9.2004.**
Directorship of public companies (if any)	:	**Current directorships in public companies include Mayban Discount Berhad, Mayban Unit Trust Berhad and Mayban General Assurance Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**187,800 Maybank shares**
Remarks	:	**In line with his resignation as Director, Encik Md Agil Mohd Natt will also relinquish his position as a Deputy President of Maybank effective the same date of 30.6.2006**

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